Exhibit (e)(8)

March 15, 2007

David Farrington

[address omitted]

Dear David Farrington,

I look forward to welcoming you to the company on behalf of Cisco Systems, Inc. (“Cisco”). Upon the successful completion of Cisco’s acquisition (the “Acquisition”) of your employer WebEx Communications, Inc. (the “Company”) and, if you accept this offer, you will become an employee of Cisco or a subsidiary of Cisco. This letter serves as notice that your employment will be transitioned from the Company to Cisco effective as of the date the Acquisition becomes final (the “Closing Date”).

Should you accept this offer, upon the Closing Date, your position will be the exempt position of Sr. Director at grade level 14 and your compensation will include:

•	A base salary of $9,230.76 paid every other week, equal to $240,000.00 on an annualized basis.

•

Participation in the Professional and Leadership Incentive plan (“P&LI”). You will be eligible to participate in the P&LI if you meet all the eligibility requirements as stated in the plan document which is included with this letter.

•

In connection with and contingent upon consummation of the Acquisition, your outstanding options, restricted stock units, and stock appreciation rights to purchase Company common stock (“Company Equity Awards”), will be assumed by Cisco and converted into similar rights to acquire Cisco common stock (“Assumed Equity Awards”). Pursuant to prior arrangements with the Company, upon the closing of the Acquisition, 25% of your then unvested Company Equity Awards will vest and become immediately exercisable. Following the Acquisition, you will continue to vest in your remaining unvested Assumed Equity Awards in accordance with the same vesting schedule that applied to your Company Equity Awards prior to their assumption, contingent upon your continued active service with Cisco. You will receive an Assumption Agreement informing you of the specific adjustments that have been made to your Company Equity Awards and the terms of such Assumed Equity Awards following the Acquisition. In consideration of, and by accepting, the transition of your employment to Cisco (or a subsidiary of Cisco), you agree that your Company Equity Awards may be assumed by Cisco in accordance with the terms of the Acquisition and may not be exercisable prior to their vesting date.

•	As a full-time employee, you are eligible to participate in Cisco’s U.S. benefits programs. Your previous service with the Company will be regarded as service with Cisco for purposes of establishing your service date for applicable benefits. We have put a great deal of emphasis on our benefits and expect that they will continue to evolve as we grow and as the needs of our people and their families change. Your existing Company benefits will continue until you are eligible to enroll and participate in Cisco’s benefits. You will receive enrollment details as we approach the Closing Date.

If you remain actively employed with the Cisco until the six month anniversary of the Closing Date, and you deliver to Cisco a signed settlement agreement and general release in a form acceptable to Cisco, (the “Release”), and such Release becomes effective in accordance with its terms, then (1) Cisco will pay you a lump sum amount equal to (a) your annual base salary pursuant to this offer letter ($240,000.00), and (b) the amount of your target bonus with the Company, as of the date of this offer letter ($120,000.00) (collectively, the “Severance”), and (2) 100% of your unvested Assumed Equity Rights will immediately vest and become exercisable (collectively, the “Acceleration Benefits”). For the avoidance of doubt, any unvested Cisco options that you hold on the six month anniversary of the Closing Date, which were not converted from Company Equity Rights, shall not be subject the Acceleration Benefits.

We have designed a special orientation program to help you quickly learn about Cisco and your employment with us, which will include a discussion of Cisco’s employee benefit programs, its policies and procedures and other information we believe you will find useful. In the near future, you will receive an invitation to this program. We urge you to attend.

To indicate your acceptance of this offer, please sign this offer letter. Prior to the commencement of your employment, you will be asked to execute Cisco’s Proprietary Information and Inventions Agreement, Cisco’s Arbitration Agreement and Policy, the Conflict of Interest Agreement, and Cisco’s Technology Transfer Assessment. Your employment is contingent upon your timely acceptance of this offer letter and related documents as well as upon our completion of a background check (with results that are satisfactory to Cisco). You are required to provide satisfactory proof of your identity and right to work in the U.S. within three days following the commencement of your employment by completing a Form I-9, which will be given to you prior to the orientation.

While we hope that you will enjoy a long and rewarding career with Cisco, nothing in this offer letter in any way guarantees you continued employment. Employment with Cisco is employment at-will, which means that both you and Cisco are free to terminate your employment at any time, with or without cause or notice. By accepting this offer of employment, you acknowledge that you have not relied upon any statement made by Cisco, or any of its representatives or employees, with regard to the terms of your employment unless the representation is specifically included in this written offer. Furthermore, this offer letter and its enclosures contain our entire understanding regarding the subject matter addressed in these documents and supersede any or all prior representations and agreements regarding such matters. Once you’ve signed it, the terms of this letter can only be changed by another written agreement signed by you and each of the persons (or their designees) who sign below on behalf of Cisco.

Upon joining Cisco we ask for your continued support in helping to transition business processes for your area of responsibility. We look forward to your joining Cisco and believe that you will find Cisco a truly exciting and fulfilling place to work.

Sincerely,

CISCO SYSTEMS, INC.

By:	/S/ SHARI YOCUM
Name: Shari Yocum
Title: Director, Human Resources

I accept this offer on the terms set forth above.

/S/ DAVID FARRINGTON
David Farrington